Exhibit 99.1

Publication of the annual report and invitation to the

annual shareholders’ meeting

Mechelen, Belgium; 23 March 2018, 21.30 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) published its annual report for the financial year 2017.

The annual report for the financial year 2017, including a review of figures and performance, is available online at http://reports.glpg.com/annual-report-2017/en/ and can also be downloaded as PDF.

Furthermore, Galapagos has the honor to invite its shareholders, warrant holders, directors, and statutory auditor to its annual shareholders’ meeting that will be held on Tuesday 24 April 2018 at 2:00 p.m. (CET) at the Company’s registered office.

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the Company’s articles of association, and fulfill the formalities described in the convening notice. The convening notice and other documents pertaining to the shareholders’ meeting can be consulted on our website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 600 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos’ ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties, and estimating the commercial potential of its development programs. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ U.S. Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2017, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.